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<SUBMISSION>
<TYPE> 6-K
<LIVE>
<DOCUMENT-COUNT> 7 (5 Edgar Docs, 2 Graphic Docs)
<FILER>
<CIK> 0000749098
<CCC> XXXXXXXX
</FILER>
<SROS> NYSE
<PERIOD> 06/30/2004
<SUBMISSION-CONTACT>
<NAME> EDGAR Advantage Service Team
<PHONE> (800) 688 - 1933
</SUBMISSION-CONTACT>

```
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```

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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   **August 2004**

Commission File Number   **0-13942**

MAGNA INTERNATIONAL INC.

(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)

Date: August 12, 2004

By: /s/ J. BRIAN COLBURN
_____

J. Brian Colburn, Executive Vice-President,
Special Projects and Secretary

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EXHIBITS

Exhibit 99.1   The Second Quarter Report of the Registrant, including its unaudited interim consolidated financial statements and Management's Discussion and Analysis of Results of Operations and Financial Position for three months ended June 30, 2004.

Exhibit 99.2   Certificate of the chief executive officer of the Registrant dated August 12, 2004 on Form 52-109FT2 pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-102 Certificate of Disclosure in Issuers' Annual and Interim Filings.

Exhibit 99.3   Certificate of the chief financial officer of the Registrant dated August 12, 2004 on Form 52-109FT2 pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-102 Certificate of Disclosure in Issuers' Annual and Interim Filings.

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</TEXT>
</DOCUMENT>
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</TEXT>
</DOCUMENT>
```

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**SECOND
QUARTER
REPORT
2004**

[PHOTO]





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Magna International Inc.
Second Quarter Report

To the Shareholders of Magna International Inc.
[Unaudited]
[United States dollars in millions, except per share figures]

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Sales	$ 5,113	$ 3,660	$ 10,216	$ 7,156
Net income[1]	$ 193	$ 172	$ 377	$ 333
Net income from continuing operations[1][2]	$ 193	$ 172	$ 377	$ 326
Diluted earnings per share[1]	$ 1.93	$ 1.75	$ 3.77	$ 3.39
Diluted earnings per share from continuing operations[1][2]	$ 1.93	$ 1.75	$ 3.77	$ 3.32

(1)   *Net income, net income from continuing operations, diluted earnings per share and diluted earnings per share from continuing operations have been prepared in accordance with Canadian generally accepted accounting principles.*

(2)   *Net income from continuing operations and diluted earnings per share from continuing operations reflect the disclosure of Magna Entertainment Corp. ("MEC") as discontinued operations until August 29, 2003. On September 2, 2003, we distributed 100% of the Class A Subordinate Voting and Class B Shares of MI Developments Inc., which includes our former controlling interest in MEC, to our shareholders of record as of August 29, 2003.*

    For more information see notes 3 and 4 to the second quarter unaudited interim consolidated financial statements included in this Second Quarter Report.

HIGHLIGHTS

We posted sales of $5.1 billion and $10.2 billion for the second quarter and six months ended June 30, 2004, increases of 40% and 43% over the comparable periods ended June 30, 2003. The higher sales level in the second quarter of 2004 reflects increases of 15% in North American content per vehicle and 86% in European content per vehicle over the comparable quarter in 2003. The increase in content per vehicle in North America was largely attributable to new vehicle programs that launched during or subsequent to the second quarter of 2003, acquisitions completed during or subsequent to the second quarter of 2003, and the strengthening of the Canadian dollar against the U.S. dollar. These increases were partially offset by the impact of customer price concessions and lower production on certain high content programs. The increase in content per vehicle in Europe was largely attributable to new vehicle programs that launched during or subsequent to the second quarter of 2003, in particular the launch of complete vehicle assembly programs at Magna Steyr, the strengthening of the euro and British pound, each against the U.S. dollar, and increased production on our existing programs. These increases were partially offset by customer price concessions. During the second quarter of 2004, North American vehicle production was essentially unchanged and European vehicle production increased approximately 2%, each from the comparable quarter in 2003.

We earned net income from continuing operations for the second quarter ended June 30, 2004 of $193 million, representing an increase over the comparable quarter in 2003 of 12% or $21 million. Net income for the second quarter ended June 30, 2004 was also $193 million. We earned net income from continuing operations for the six months ended June 30, 2004 of $377 million, representing an increase over the six months ended June 30, 2003 of 16% or $51 million. Net income for the six months ended June 30, 2004 was also $377 million.

Diluted earnings per share and diluted earnings per share from continuing operations were each $1.93 for the second quarter ended June 30, 2004, representing increases over the comparable quarter of 10% or $0.18 per share. Diluted earnings per share from continuing operations were $3.77 for the six months ended June 30, 2004, representing an increase over the comparable period of 14% or $0.45 per share. Diluted earnings per share for the six months ended June 30, 2004 were also $3.77.

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During the second quarter ended June 30, 2004, we generated $408 million of cash from operations before changes in non-cash operating assets and liabilities, and invested $46 million in non-cash operating assets and liabilities. Total investment activities for the second quarter of 2004 were $235 million, including $172 million in fixed asset additions, $53 million to purchase subsidiaries, and a $10 million increase in other assets. During the six months ended June 30, 2004, we generated $807 million of cash from operations before changes in non-cash operating assets and liabilities, and $156 million from non-cash operating assets and liabilities. Total investment activities for the first six months of 2004 were $417 million, including $320 million in fixed asset additions, $64 million to purchase subsidiaries, and a $33 million increase in other assets.

For a more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2004, please refer to Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statement and notes thereto which are included in this Second Quarter Report.

On May 17, 2004, we signed an agreement with DaimlerChrysler Corporation ("DCC") by which we would acquire the worldwide operations of New Venture Gear, Inc. ("NVG"). The U.S. operations will be acquired by a new joint venture, named New Process Gear, Inc., which will initially be owned 80% by us and 20% by DCC, and the European operations will be acquired directly by us. The total purchase price payable by us for 100% of NVG's business is approximately U.S. $435 million based on NVG's financial position at December 31, 2003 and is subject to various price adjustments. Closing of this transaction is subject to various conditions.

On August 5, 2004, our Board of Directors approved the call for redemption of all of our outstanding 8.65% Series A Preferred Securities and 8.875% Series B Cumulative Quarterly Income Preferred Securities (collectively, the "Preferred Securities") for cash on September 30, 2004 and September 21, 2004, respectively. The Preferred Securities are redeemable at a price equal to 100% of the principal amount of the Preferred Securities to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Preferred Securities currently outstanding is, at current exchange rates, approximately U.S. $295 million.

DIVIDENDS

In accordance with our Corporate Constitution, our Board of Directors declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the fiscal quarter ended June 30, 2004. The dividend of U.S. $0.38 per share is payable on September 15, 2004 to shareholders of record on August 31, 2004.

2004 OUTLOOK

All amounts below exclude the impact of potential acquisitions, including the announcement of the proposed acquisition of NVG from DCC.

We expect full year 2004 average dollar content per vehicle to be between $585 and $605 in North America and between $515 and $540 in Europe. Further, we have assumed 2004 vehicle production volumes will be approximately 16.0 million units in North America and approximately 16.4 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, we expect our sales for the full year 2004 to be between $19.0 billion and $20.0 billion, compared to 2003 sales of $15.3 billion. We expect the higher sales this year to result in earnings growth for full year 2004. In addition, we expect that full year 2004 spending for fixed assets will be in the range of $800 million to $850 million.

(signed) Siegfried Wolf	**(signed) Manfred Gingl**	**(signed) Vincent J. Galifi**
Executive Vice-Chairman,	*Executive Vice-Chairman,*	*Executive Vice-President &*
Magna International Inc.	*Magna International Inc.*	*Chief Financial Officer, Magna*
		International Inc.

Magna International Inc.
Management's Discussion and Analysis of Results of Operations
and Financial Position

August 5, 2004

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our", the "Company" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2004, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended December 31, 2003, included in our 2003 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and six months ended June 30, 2004 and the audited consolidated financial statements for the year ended December 31, 2003 are both prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, South America and Asia. We supply our products and services through the following global automotive systems groups:

Public Subsidiaries

- Decoma International Inc. ("Decoma")
  - *exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components*

- Intier Automotive Inc. ("Intier")
  - *interior and closure components, systems and modules*

- Tesma International Inc. ("Tesma")
  - *powertrain (engine, transmission, and fuel) components, systems and modules*

Wholly Owned Subsidiaries

- Magna Steyr
  - Magna Steyr — *complete vehicle engineering and assembly of low volume derivative, niche and other vehicles*
  - Magna Drivetrain — *complete drivetrain technologies*

- Other Automotive Operations
  - Cosma International ("Cosma") — *stamped, hydroformed, roll-formed and welded metal body components, assemblies, systems and modules*
  - Magna Donnelly — *exterior and interior mirror, interior lighting and engineered glass systems, including advanced electronics*

HIGHLIGHTS

During the second quarter ended June 30, 2004, we posted record financial results, including:

- Sales of $5.1 billion;

- Operating income of $342 million;

- Net income of $193 million; and

- Diluted earnings per share from operations of $1.93.

Other significant developments in the second quarter of 2004 included the following:

- On May 17, 2004, we signed an agreement with DaimlerChrysler Corporation ("DCC") by which we would acquire the worldwide operations of New Venture Gear, Inc. ("NVG"). The U.S. operations will be acquired by a new joint venture, named New Process Gear, Inc. ("NPG"), which will initially be owned 80% by us and 20% by DCC, and the European operation will be acquired directly by us. We will consolidate 100% of NPG from the date of closing and account for DCC's remaining interest as debt, since such interest will be purchased by us in September 2007 at a fixed and predetermined price.

  The total purchase price payable by us for 100% of NVG's business is approximately U.S.$435 million based on NVG's financial position at December 31, 2003 and is subject to various price adjustments to reflect changes since that date and certain other matters. The purchase price will be satisfied in cash and notes.

  NVG is a leading supplier of transfer cases and other drivetrain products in North America, with 2003 sales of approximately U.S.$1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. The business consists of a 1.8 million square foot leased manufacturing facility in Syracuse, New York; a 95,000 square foot manufacturing facility in Roitzsch, Germany; and a leased research & development center and sales office in Troy, Michigan. Closing of the transaction is subject to various conditions, including obtaining European antitrust and other regulatory and third-party approvals, as well as reaching a satisfactory collective bargaining agreement with the UAW.

  We are interested in NVG for two main reasons. First, we believe the drivetrain is a product area that has significant potential for sales growth, both from component outsourcing and eventually to large drivetrain modules. Second, we believe NVG has technologies and capabilities that complement those of our Magna Drivetrain group.

- During the second quarter we completed two smaller acquisitions. In May, we acquired a Class A stamping facility in Ramos, Mexico, paying approximately $42 million in cash. The capacity will be utilized to facilitate the 2005 launch of a new program awarded to Cosma.

  In June, we acquired the engineering group of Duarte, which includes five locations in France, and approximately 300 employees. The acquisition strengthens Magna Steyr's position in the European market as a leading engineering and development partner of the OEM's and is consistent with our strategy of increasing our exposure to the French-based OEMs, who are Duarte's primary customers.

- In addition, on August 5, 2004, our Board of Directors approved the call for redemption of all of our outstanding 8.65% Series A Preferred Securities and 8.875% Series B Cumulative Quarterly Income Preferred Securities (collectively, the "Preferred Securities") for cash on September 30, 2004 and September 21, 2004, respectively. The Preferred Securities are redeemable at a price equal to 100% of the principal amount of the Preferred Securities to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Preferred Securities currently outstanding is approximately U.S. $295 million.

INDUSTRY TRENDS AND RISKS

A number of trends have had a significant impact on the global automotive industry in recent years, including:

- increased pressure by automobile manufacturers on automotive components suppliers to reduce their prices and bear additional costs;

- globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive components suppliers;

- the evolving role of independent automotive components suppliers and their progression up the "value chain";

- increased out-sourcing and modularization of vehicle production;

- increased prevalence of lower volume "niche" vehicles built off high volume global vehicle platforms; and

- growth of foreign-based automobile manufacturers in North America and Europe.

Refer to the MD&A included in our December 31, 2003 Annual Report for a discussion of the more significant trends relating to the automotive industry and risks that could affect our ability to achieve our desired results.

RESULTS OF OPERATIONS

Comparative Period Amounts

European Production Sales

Our reporting of European production sales has historically included sales related to the complete vehicle assembly business carried out by our Magna Steyr group (see "Magna Steyr" discussion in "SEGMENTS" below). Effective with the first quarter of 2004, European production sales and complete vehicle assembly sales are presented separately. Complete vehicle assembly sales are calculated as follows:

   (i)   where assembly programs are accounted for on a value-added basis, 100% of the selling price to the OEM is included in complete vehicle assembly sales; and

   (ii) where assembly programs are accounted for on a full-cost basis, complete vehicle assembly sales include 100% of the selling price to the OEM, less intercompany parts purchases made by our assembly divisions. These intercompany purchases are included in European production sales.

The comparative period European production sales and complete vehicle assembly sales have been restated to conform to the current period's presentation. We do not have any complete vehicle assembly sales in North America. European average content per vehicle continues to include both production sales and complete vehicle assembly sales.

MID Transaction

On September 2, 2003, we distributed 100% of the outstanding shares of MI Developments Inc. ("MID") to our shareholders (the "MID distribution"). MID owns substantially all of what was previously our automotive real estate and our former controlling interest in Magna Entertainment Corp. ("MEC"). As a result of the MID distribution, we no longer have any ownership interest in MID or MEC. In accordance with the recommendations of the Canadian Institute of Chartered Accountants ("CICA"), our results for all periods prior to August 29, 2003 have been restated to reflect the financial results of MEC as discontinued operations. However, because we continue to occupy the automotive real estate under long-term leases with MID, the operations of MID's real estate business are disclosed as continuing operations in our consolidated financial statements until August 29, 2003.

Average Foreign Exchange

	For the three months ended June 30,			For the six months ended June 30,		
	2004	**2003**	**Change**	**2004**	**2003**	**Change**
1 Canadian dollar equals U.S. dollars	**0.735**	0.717	+3%	**0.747**	0.689	+8%
1 euro equals U.S. dollars	**1.206**	1.139	+6%	**1.227**	1.106	+11%
1 British pound equals U.S. dollars	**1.807**	1.621	+12%	**1.824**	1.611	+13%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of these operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2004

Sales

| | For the three months ended June 30, | | |
	2004	2003	Change
Vehicle Production Volumes (*millions of units*)			
North America	**4.176**	4.157	—%
Europe	**4.423**	4.346	+2%
Average Dollar Content Per Vehicle			
North America	$ **595**	$ 516	+15%
Europe	$ **527**	$ 284	+86%
Sales			
North American Production	$ **2,484**	$ 2,145	+16%
European Production	**1,188**	947	+25%
European Complete Vehicle Assembly	**1,144**	287	+299%
Tooling, Engineering and Other	**297**	281	+6%
Total Sales	$ **5,113**	$ 3,660	+40%

Total sales reached a record level in the second quarter of 2004, increasing by 40% or $1.5 billion to $5.1 billion compared to $3.7 billion for the second quarter of 2003.

North American Production Sales

North American production sales increased 16% or $339 million to $2.5 billion for the second quarter of 2004 compared to $2.1 billion for the second quarter of 2003. This increase in production sales reflects a 15% increase in our North American average dollar content per vehicle from the second quarter of 2003. North American vehicle production volumes were relatively unchanged from the second quarter of 2003 to the second quarter of 2004.

In North America, our average dollar content per vehicle grew by 15% or $79 to $595 for the second quarter of 2004 compared to $516 for the second quarter of 2003. The increase relates primarily to increased content and/or production on several programs, related principally to the launch of new programs during or subsequent to the three months ended June 30, 2003, acquisitions completed during or subsequent to the three months ended June 30, 2003, including the acquisition of Davis, and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by customer price concessions and the impact of lower production volumes on certain high content programs.

New programs launched during or subsequent to the three months ended June 30, 2003, include the Ford Freestar and Mercury Monterey, the Chevrolet Equinox, the Chevrolet Colorado and GMC Canyon, the Chevrolet Malibu, the Ford F-150, the Cadillac SRX, and the Dodge Durango. Supplementing the new program launches was higher production on several programs, including the Ford Escape and Mazda Tribute, the Dodge Ram pick-up, the BMW X5, the Chrysler Minivan program, and the Ford F-Series Super Duty trucks. The high content programs which experienced lower production volumes include the General Motors GMT800 program, the Ford Explorer and Mercury Mountaineer, the Buick Rendezvous, the GM Minivan program, the Ford Ranger and the BMW Z4 program.

European Production and Complete Vehicle Assembly Sales

European production and complete vehicle assembly sales increased 89% or $1.1 billion to $2.3 billion for the second quarter of 2004 compared to $1.2 billion for the second quarter of 2003. This increase in sales reflects an 86% increase in our European average dollar content per vehicle combined with a 2% increase in European vehicle production volumes over the second quarter of 2003.

In Europe, our average dollar content per vehicle grew by 86% or $243 to $527 for the second quarter of 2004 compared to $284 for the second quarter of 2003. The increase in content is primarily a result of a substantial increase in production related to our complete vehicle assembly operations, higher reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, and content growth on our production programs, partially offset by customer price concessions.

The increase in production related to our complete vehicle assembly operations reflects the launch at Magna Steyr during 2003 of the BMW X3 and the Saab 9^3 Convertible programs as well as an increase in production for the Mercedes E-Class, offset in part by a reduction in production for the Mercedes G-Class.

The content growth related to our production programs is the result of programs launched during or subsequent to the second quarter of 2003 and increased production on existing programs, partially offset by decreased production on other programs. The program launches include the BMW X3, a program in which we have production content in addition to the assembly contract, the Volkswagen Golf, and the BMW 5 and 6 Series. Programs with increased production include the Mercedes SL-Class and the Mercedes C-Class, the Opel Zafira, and the Volkswagen Passat. The programs with decreased production include the Ford Transit.

Tooling, Engineering and Other

Tooling, engineering and other sales continued to be strong at $297 million for the second quarter of 2004, representing an increase of 6% or $16 million compared to $281 million for the second quarter of 2003, reflecting an increase in reported U.S. dollar tooling and other sales as a result of the strengthening of the euro, Canadian dollar and British pound, each against the U.S dollar. The level of tooling, engineering and other sales reflects our continued involvement in new production and assembly programs.

Refer also to the sales discussion in "SEGMENTS" below.

Gross Margin

Gross margin for the second quarter of 2004 increased by 17% or $114 million over the second quarter of 2003 primarily as a result of the increase in sales discussed above offset by the MID distribution, whereby intercompany rent income earned by MID is no longer consolidated in our operating results. Gross margin as a percentage of total sales for the second quarter of 2004 was 15.2% compared to 18.1% for the second quarter of 2003. As anticipated, gross margin as a percentage of sales was negatively impacted by the launch of the Saab 9^3 Convertible and the BMW X3 at Magna Steyr, since the costs of these vehicle assembly contracts are reflected on a full-cost basis in the selling price of the vehicle (see "Magna Steyr" discussion in "SEGMENTS" below). Gross margin as a percent of sales was also negatively impacted by the MID distribution, the strengthening of the euro and British pound, each against the U.S. dollar, higher steel prices and surcharges and customer price concessions. The strengthening of the euro and British pound, each against the U.S. dollar impacts our gross margin percentage since proportionately more of our consolidated gross margin was earned in Europe during the second quarter of 2004 compared to the second quarter of 2003 and, on average, our European operations earn margins that are currently lower than our consolidated gross margin. Partially offsetting these decreases was the positive impact of the programs that launched during or subsequent to the second quarter of 2003, improved performance and productivity at a number of divisions, as well as the relatively unchanged level of tooling, engineering and other sales that earn low or no margins.

Depreciation and Amortization

Depreciation and amortization costs increased 17% or $20 million to $140 million for the second quarter of 2004 compared to $120 million for the second quarter of 2003. The increase in depreciation and amortization in the second quarter of 2004 was primarily due to increased assets employed in the business and an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, partially offset by reduced building depreciation as a result of the MID distribution.

Selling, General and Administrative ("SG&A")

SG&A expenses as a percentage of sales decreased to 5.8% for the second quarter of 2004 compared to 6.8% for the second quarter of 2003. SG&A expenses decreased as a percentage of sales primarily as a result of the increase in complete vehicle assembly sales, as previously discussed above. SG&A expenses increased 20% or $50 million to $298 million for the second quarter of 2004, compared to $248 million for the second quarter of 2003. The increase in SG&A expenses for the second quarter of 2004 relates primarily to higher infrastructure costs to support the increase in sales levels, including spending to support launches and new programs, provisions recorded against the carrying value of certain assets, and an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar.

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Operating Income

Operating income was a record $342 million for the second quarter of 2004 compared to $301 million for the second quarter of 2003. The 14% growth in operating income is the result of increases in gross margin of $114 million, partially offset by increases in both SG&A spending and depreciation and amortization of $50 million and $20 million, respectively, and a $3 million decrease in net interest income.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) increased to 35.7% for the second quarter of 2004 from 34.6% in the second quarter of 2003. The increase in the effective tax rate is primarily the result of an increase in income tax rates in Ontario, Canada, and a change in the mix of earnings, whereby more profits were earned in higher taxed jurisdictions during the second quarter of 2004 than in the second quarter of 2003.

Minority Interest

	Net income for the three months ended June 30,		Minority interest as at June 30,	
	2004	2003	2004	2003
Decoma	$ 26	$ 35	26%	32%
Intier	$ 38	$ 22	14%	12%
Tesma	$ 26	$ 22	56%	56%

Minority interest expense increased by $2 million or 8% to $28 million for the second quarter of 2004 compared to $26 million for the second quarter of 2003. The increase in minority interest expense is primarily due to higher earnings at Tesma and Intier, coupled with a higher minority interest percentage at Intier partially offset by lower earnings and minority interest percentage at Decoma. The decrease in minority interest percentage at Decoma is the result of our conversion of Decoma's series 1, 2 and 3 Convertible Preferred Shares into 14,895,729 Decoma Class A Subordinate Voting Shares during the year ended December 31, 2003. The increase in the minority interest percentage for Intier is the result of the issuance of Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan during the year ended December 31, 2003.

Net Income From Continuing Operations

For the second quarter of 2004, net income from continuing operations increased $21 million or 12% to $193 million compared to $172 million for the second quarter of 2003. The increase in net income from continuing operations is a result of increases in gross margin of $114 million, partially offset by increases in SG&A spending of $50 million, depreciation and amortization of $20 million, income taxes of $18 million and minority interest of $2 million, and a $3 million decrease in net interest income.

Net Income From Discontinued Operations — MEC

For the three months ended June 30, 2003, MEC operated at break-even with no net income or loss.

8   MAGNA INTERNATIONAL INC.   2004

Earnings per Share

| | For the three months ended June 30, | | |
	2004	2003	Change
Earnings per Class A Subordinate Voting or Class B Share from continuing operations			
Basic	$ **1.94**	$ 1.75	+10%
Diluted	$ **1.93**	$ 1.75	+10%
Earnings per Class A Subordinate Voting or Class B Share			
Basic	$ **1.94**	$ 1.75	+10%
Diluted	$ **1.93**	$ 1.75	+10%
Average number of Class A Subordinate Voting and Class B Shares outstanding (millions)			
Basic	**96.8**	95.7	+1%
Diluted	**97.4**	96.0	+1%

Diluted earnings per share from continuing operations for the second quarter of 2004 were a record $1.93, an increase of 10% or $0.18 over the second quarter of 2003 diluted earnings per share from continuing operations. The increase in diluted earnings per share from continuing operations was a result of the increase in net income from continuing operations, offset in part by an increase in the weighted average number of diluted shares outstanding during the quarter, substantially as a result of the exercise of options and a higher average trading price for our Class A Shares which results in more options becoming dilutive.

RETURN ON FUNDS EMPLOYED

An important financial ratio that we use across all of our operating units to measure the effectiveness of capital employed is return on funds employed. Return on funds employed from continuing operations ("ROFE") is defined as EBIT divided by the average funds employed for the past period. EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before interest income or expense. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

ROFE for the second quarter of 2004 was 28.7%, an increase from 22.6% for the second quarter of 2003. The improvement in ROFE was primarily the result of the $41 million increase in operating income, combined with the positive impact of the MID distribution, since MID generated ROFE below our consolidated average ROFE. The positive impact of the MID distribution is expected to continue going forward.

SEGMENTS

Refer to note 29 of our 2003 audited consolidated financial statements, which explains the basis of segmentation. The segments below do not include the results of our discontinued operations.

| | For the three months ended June 30, | | | |
| | 2004 | | 2003 | |
	Total sales	EBIT[i]	Total sales	EBIT[i]
Public Operations				
Decoma International Inc.	$ 689	$ 44	$ 612	$ 59
Intier Automotive Inc.	1,410	67	1,132	42
Tesma International Inc.	341	35	279	31
Wholly Owned Operations				
Magna Steyr	1,484	65	517	8
Other Automotive Operations	1,244	119	1,160	123
Corporate and Other[ii]	(55)	11	(40)	34
	$ 5,113	$ 341	$ 3,660	$ 297

_____

(i) EBIT represents operating income as presented on our unaudited interim consolidated financial statements before interest income or expense.

(ii) Included in Corporate and Other are intercompany fees, rent income prior to August 29, 2003 only, and intercompany sales eliminations.

The sales amounts in the following discussion are before intersegment eliminations.

Decoma International Inc.

Sales

Decoma's sales increased by $77 million or 13% to $689 million for the second quarter of 2004 from $612 million for the second quarter of 2003. The increase in sales is primarily the result of an increase in Decoma's European average dollar content per vehicle, combined with a 2% increase in European vehicle production volumes, partially offset by a reduction in Decoma's North American average dollar content per vehicle while North American production volumes remained relatively unchanged from the second quarter of 2003.

In North America, the decrease in Decoma's dollar content per vehicle was primarily attributable to end of production on the Ford Windstar program, customer price concessions, end of production on the DaimlerChrysler LH program, partially offset by the ramp-up of the replacement DaimlerChrysler LX program, lower volumes on certain other high content programs including the Buick LeSabre, the Cadillac Escalade, the Ford Explorer and the Ford Crown Victoria/Mercury Grand Marquis programs and lower installation rates for certain of the Company's trim products. Partially offsetting these decreases was an increase in Decoma's reported U.S. dollar average content per vehicle due to the strengthening of the Canadian dollar against the U.S. dollar, the acquisition of certain of Federal Mogul's original equipment automotive lighting operations during the second quarter of 2003, increased content and/or production on programs that launched during or subsequent to the second quarter of 2003, including the Chevrolet Malibu, the Chevrolet SRX and the Chevrolet Equinox programs, increased production on the Ford Escape program, and strong volumes on other high content programs including the Cadillac CTS and the Dodge Ram pick-up programs.

In Europe, Decoma's content per vehicle growth was attributable to the ramp-up of sales as a result of programs launched during or subsequent to the second quarter of 2003, including the Volkswagen Golf fascia and front end module program and the City Car fascia and front end module program, and the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar. The remaining increase in content per vehicle was a result of increased sales associated with higher volumes on the Volkswagen Transit Van fascia and front end module program and the Jaguar X400 program, and other new program launches, including various Audi, Mercedes and Porsche programs.

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EBIT

Decoma's EBIT decreased by 25% or $15 million to $44 million for the second quarter of 2004 compared to EBIT of $59 million for the second quarter of 2003. The decrease in Decoma's operating income can be primarily attributed to lower margins earned as a result of the reduction in production sales in North America, including customer price concessions, operating inefficiencies at certain facilities in North America, start-up costs incurred at a new facility in North America, and launch costs associated with the ramp-up of production for the new DaimlerChrysler LX program. In Europe, Decoma's operating losses increased primarily as a result of the start up of it's new paint line, excess paint capacity costs, costs associated with the insourcing of business for a new chrome line, and costs incurred to support European sales growth and new product launches, including higher depreciation and amortization expenses and selling, general and administrative spending.

Intier Automotive Inc.

Sales

Intier's sales increased by $278 million or 25% to $1.4 billion for the second quarter of 2004 compared to $1.1 billion for the second quarter of 2003. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe and a 2% increase in European vehicle production volumes while North American vehicle production volumes remained relatively unchanged.

In North America, the increase in Intier's average dollar content per vehicle related primarily to new product launches during or subsequent to the second quarter of 2003, higher content and/or production on several high content programs, and an increase in Intier's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by customer price concessions.

The programs launched during or subsequent to the second quarter of 2003 include the complete seats, headliner and instrument panel for the Chevrolet Equinox, the second and third row stow in floor seats for the DaimlerChrysler minivans, the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Honda Pilot, the door panels for the Chevrolet Malibu, and the cockpit module and seat tracks for the Chevrolet Colorado and GMC Canyon.

In Europe, the increase in Intier's average dollar content per vehicle related primarily to increases in Intier's reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, and new products launched during or subsequent to the second quarter of 2003 including the door panels for the BMW 1 Series, the door panels, interior trim, carpet and cargo management systems for the Mercedes A-Class, and a modular side door latch for a number of Audi programs. Partially offsetting these increases in average dollar content per vehicle was the disposition of a seating facility during the first quarter of 2004.

EBIT

Intier's EBIT increased $25 million or 60% to $67 million for the second quarter of 2004 compared to $42 million for the second quarter of 2003. This increase is primarily the result of gross margin earned as a result of increased sales from product launches, lower costs associated with fewer launches of new products and facilities as compared to the second quarter of 2003, incremental investment tax credits, and operating improvements at certain facilities. These increases in EBIT were partially offset by increased steel prices and surcharges, operating inefficiencies at a certain division in North America, increased SG&A spending and affiliation fees associated with the increase in sales, increased depreciation and amortization expenses resulting from the continued investment in capital, and customer price concessions.

Tesma International Inc.

Sales

Tesma's sales increased by $62 million or 22% to $341 million for the second quarter of 2004 compared to $279 million for the second quarter of 2003. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe and a 2% increase in European vehicle production volumes while North America production volumes remained relatively unchanged. Also contributing to the increase in Tesma's sales was an increase in tooling and other sales in preparation for upcoming launches.

In North America, Tesma's content per vehicle increased largely due to the acquisition of Davis in January 2004. The remaining increase in content per vehicle was the result of new program launches and program volume increases on certain programs combined with the strengthening of the Canadian dollar against the U.S. dollar, partially offset by lower vehicle production volumes on certain high content General Motors programs and customer price concessions. The new program launches and program volume increases include volume increases on the integrated front covers for General Motors' High Feature V6 engine, the launch of crankshaft seals and oil pans for General Motors' 3.8L, Line 4 engine program, increased volumes of tensioner assemblies supplied for various Ford truck programs and to Volkswagen, increased shipments of balance shaft assemblies for General Motors' Line 4 and Line 5 engine programs, higher volumes of the rotating clutch for the Allison LCT transmission, new launches and volume increases for filler pipe assemblies for DaimlerChrysler's Durango, Sebring, Stratus and 300 programs, filler pipes for the Saturn VUE, and the volume ramp-up of stainless steel fuel tank assemblies supplied for the DaimlerChrysler JR platform.

In Europe, the increase in content per vehicle was a result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, volume increases for fuel filler pipe assembly for Ford's high volume C1 (Focus) program launched in the third quarter of 2003, higher volumes for the stainless steel fuel tank assemblies for the Volkswagen Jetta and Beetle program, and increased sales of service and aftermarket parts.

EBIT

Tesma's EBIT increased by $4 million or 13%, to $35 million for the second quarter of 2004 compared to $31 million for the second quarter of 2003. The increase in EBIT is primarily the result of gross margin generated on increased sales, as well as improved capacity utilization, labour efficiencies and production efficiencies at certain facilities in both North America and Europe. This increase in gross margin was partially offset by higher steel prices and surcharges, customer price concessions and operating inefficiencies associated with the production of certain "non-core" products acquired as part of the Davis acquisition. Further offsetting the higher gross margin was higher SG&A spending as a result of the acquisition of Davis, including additional integration costs, higher depreciation charges as a result of the Davis acquisition and continuing investment in capital assets, and increased affiliation fees.

Magna Steyr

Sales

Magna Steyr's sales increased by 187% or $967 million to $1.5 billion for the second quarter of 2004 compared to $517 million for the second quarter of 2003. The increase in sales was due to an increase in complete vehicle assembly sales, including the launches of the BMW X3 and the Saab 9[3] Convertible programs subsequent to the second quarter of 2003, an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar, and an increase in sales at Magna Drivetrain.

Magna Steyr's vehicle assembly volumes for the second quarter of 2004 and the second quarter of 2003 were as follows:

Vehicle Assembly Volumes (Units)	For the three months ended June 30,		Change
	2004	2003	
Full-Costed	43,910	8,061	+445%
Value-Added	16,388	18,267	-10%
	60,298	26,328	+129%

During the second quarter of 2003, Magna Steyr assembled the Mercedes E-Class 4X2, the Mercedes G-Class, the Chrysler Voyager and the Chrysler Jeep Grand Cherokee. During the second quarter of 2004, Magna Steyr also assembled the BMW X3, the Saab 9[3] Convertible and the Mercedes E-Class 4MATIC, but no longer assembled the Mercedes E-Class 4x2.

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble Mercedes E-Class and G-Class, Saab 9[3] Convertible and BMW X3 vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble the Chrysler Voyager and Jeep Grand Cherokee are accounted for in this manner.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

The increase in complete vehicle assembly sales reflects the launch at Magna Steyr subsequent to the second quarter of 2003 of the BMW X3 and the Saab 9[3] Convertible programs as well as an increase in production on the Mercedes E-Class. Partially offsetting these increases was reduced production for the Mercedes G-Class and a 10% decrease in volumes of vehicles accounted for on a value-added basis.

Sales at Magna Drivetrain increased primarily as a result of the launch of the BMW X3 program, higher content on the BMW X5 program relative to the second quarter of 2003 and an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

EBIT

Magna Steyr's EBIT increased by $57 million to $65 million for the second quarter of 2004 compared to $8 million for the second quarter of 2003. The increase in EBIT is primarily the result of the launch of the BMW X3 and Saab 9[3] Convertible assembly programs, a one-time payment from DaimlerChrysler in relation to prior year pricing issues on a certain production program, improved results for the Mercedes E-Class assembly and Mercedes S, E and C-Class sequencing programs that were both incurring launch costs and other inefficiencies in the second quarter of 2003, and an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar. These increases in EBIT were partially offset by planning and engineering costs associated with the newly awarded transfer case on General Motors' next-generation full-size pick-ups and sport utilities program.

Other Automotive Operations

Sales

Our Other Automotive Operations' sales increased by 7% or $84 million to $1.24 billion for the second quarter of 2004 compared to $1.16 billion for the second quarter of 2003. The increase in sales reflects increases in the segment's North American and European average content per vehicle, a 2% increase in European vehicle production volumes while North American vehicle production volumes remained relatively unchanged and an increase in tooling and other sales primarily related to tooling for the new Ford Explorer program.

In North America, the increase in content is primarily the result of acquisitions occurring subsequent to the second quarter of 2003, including the acquisition of a stamping facility in Mexico in May 2004, an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, the launch of new programs during or subsequent to the second quarter of 2003, including the Ford Freestar program and the DaimlerChrysler LX program, and takeover stamping business for the Dodge Durango. These increases were partially offset by lower volumes on certain high content programs, including the General Motors GMT800 program, and customer price concessions.

In Europe, the increase in average content per vehicle is primarily the result of the launch of the Volkswagen Golf during the second quarter of 2003, increased production for the Volkswagen Touareg and the Porsche Cayenne, and an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

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EBIT

Our Other Automotive Operations' EBIT decreased 3% or $4 million to $119 million for the second quarter of 2004 compared to $123 million for the second quarter of 2003. The decrease in EBIT is primarily the result of customer price concessions, costs incurred to support new facilities, and higher SG&A spending and depreciation and amortization expenses incurred to support the increase in sales. These decreases were partially offset by operational improvements at Magna Donnelly, increased operating income from facilities that launched subsequent to the second quarter of 2003, and increased gross margin generated on the increase in sales.

Corporate and Other

Corporate and Other EBIT decreased 68% or $23 million to $11 million for the second quarter of 2004 compared to $34 million for the second quarter of 2003. The decrease in EBIT is primarily a result of the impact of the MID distribution, whereby intercompany rent income earned by MID is no longer consolidated in our operating results, and provisions recorded against the carrying value of certain assets. These reductions in EBIT were partially offset by additional affiliation fee income earned as a result of higher sales.

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2004

Sales

	For the six months ended June 30,		
	2004	**2003**	**Change**
Vehicle Production Volumes *(millions of units)*			
North America	**8.310**	8.309	—%
Europe	**8.765**	8.625	+2%
Average Dollar Content Per Vehicle			
North America	$ **600**	$ 498	+20%
Europe	$ **519**	$ 280	+85%
Sales			
North American Production	$ **4,988**	$ 4,139	+21%
European Production	**2,397**	1,855	+29%
European Complete Vehicle Assembly	**2,156**	561	+284%
Tooling, Engineering and Other	**675**	601	+12%
Total Sales	$ **10,216**	$ 7,156	+43%

Total sales reached a record level for the first six months of 2004, increasing by 43% or $3.1 billion to $10.2 billion compared to $7.2 billion for the first six months of 2003.

During the first six months of 2004, North American production sales increased by 21% or $849 million to $5.0 billion for the first six months of 2004 compared to $4.1 billion for the first six months of 2003. This increase in production sales reflects a 20% increase in the Company's North American average dollar content per vehicle, which partially relates to an increase in production on programs that launched during or subsequent to the first six months of 2003, the strengthening of the Canadian dollar against the U.S. dollar, and acquisitions completed subsequent to the second quarter of 2003. These increases in average dollar content per vehicle were partially offset by customer price concessions, and lower production on certain high content programs, including the General Motors GMT800 and Ford Explorer programs.

During the first six months of 2004, European production and complete vehicle assembly sales increased by 88% or $2.1 billion to $4.6 billion for the first six months of 2004 compared to $2.4 billion for the first six months of 2003. This increase in production and complete vehicle assembly sales reflects an 85% increase in the Company's European average dollar content per vehicle, which primarily relates to the BMW X3 and SAAB 9³ programs which launched subsequent to the first six months of 2003, as well as the strengthening of the euro and British pound, each against the U.S. dollar, combined with a 2% increase in European vehicle production volumes over the first six months of 2003. These increases in average dollar content per vehicle were partially offset by customer price concessions.

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Tooling, Engineering and Other sales increased by 12% or $74 million to $675 million for the first six months of 2004 compared to $601 million for the first six months of 2003, reflecting an increase in reported U.S. dollar tooling and other sales as a result of the strengthening of the euro, Canadian dollar and British pound, each against the U.S dollar.

Operating Income

Operating income increased 19%, or $108 million, to a record $671 million in the first six months of 2004 compared to $563 million for the first six months of 2003. The 19% increase in operating income is the result of a higher gross margin generated by higher sales, and higher equity income, partially offset by the impact of the MID distribution, whereby intercompany rent income earned by MID is no longer consolidated in our operating results, increases in selling, general and administrative spending and depreciation and amortization expenses, and lower interest income in the first six months of 2004.

For a detailed discussion of the three months ended March 31, 2004 compared to the three months ended March 31, 2003, refer to Magna's 2004 First Quarter Report.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES — FOR THE THREE MONTHS ENDED JUNE 30, 2004

Cash Flow from Operations

	For the three months ended June 30,		
	2004	2003	Change
Net income from continuing operations	$ 193	$ 172	
Items not involving current cash flows	215	171	
	$ 408	$ 343	$ 65
Changes in non-cash operating assets and liabilities	(46)	(270)	
Cash provided from operating activities	$ 362	$ 73	$ 289

Overall, cash provided from operating activities for the second quarter of 2004 was $362 million as compared to cash provided from operating activities of $73 million for the second quarter of 2003, an increase of $289 million.

Cash flow from operations before changes in non-cash operating assets and liabilities increased by $65 million to $408 million for the second quarter of 2004. Cash flow from operations increased as a result of the $21 million increase in net income from continuing operations as described above and a $44 million increase in items not involving current cash flows, including a $20 million increase in depreciation and amortization, a $17 million increase in future taxes, a $2 million increase in minority interest, and a $1 million decrease in gain on issuance of shares by subsidiaries, partially offset by a $4 million decrease in other non-cash charges.

Cash invested in non-cash operating assets and liabilities for the second quarter of 2004 amounted to $46 million, which was primarily attributable to an increase in non-cash working capital as a result of the growth of our business. Specifically, accounts receivable and prepaid expenses increased by $32 million and $3 million, respectively, income taxes payable and accounts payable and accrued liabilities decreased by $13 million and $9 million, respectively while inventory decreased by $11 million. In the second quarter of 2003, cash invested in working capital amounted to $270 million, which was primarily attributed to a $216 million increase in accounts receivable, principally as a result of cash receipts received immediately after the end of the second quarter.

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Capital and Investment Spending

	For the three months ended June 30,		
	2004	2003	Change
Fixed assets, investments and other additions	$ (235)	$ (225)	
Proceeds from disposals	4	8	
Cash used in investing activities	$ (231)	$ (217)	$ (14)

We invested $172 million in fixed assets in the second quarter of 2004. While moderate investments were made for productivity improvements and to refurbish or replace assets consumed in the normal course, most of the investment was for component manufacturing, painting, and assembly equipment and facilities for programs launching in 2004 and future years including the following major programs: the Chrysler LX, the Chrysler RS, the Chevrolet Equinox, the Cadillac STS, the Ford Freestar, and the Mercedes Benz M-Class in North America; and the Audi A6, the Mini Convertible, the Mercedes Benz A-Class, the BMW 3 Series, and the Volkswagen Toledo in Europe.

During the second quarter of 2004, we also completed two small acquisitions, which include a manufacturing facility and a number of engineering centres. The total cash consideration paid for these acquisitions totalled $53 million. We also invested $10 million in other assets in the second quarter of 2004 primarily representing capitalized engineering costs which will be fully reimbursed by the customer through subsequent production piece price amounts.

Financing

	For the three months ended June 30,		
	2004	2003	Change
Net repayments of debt	$ (27)	$ (36)	
Repayments of debentures' interest obligations	(2)	(2)	
Preferred Securities distributions	(6)	(7)	
Issues of Class A Subordinate Voting Shares	20	4	
Issues of shares by subsidiaries	4	12	
Dividends paid to minority interests	(5)	(4)	
Dividends	(37)	(32)	
Cash used in financing activities	$ (53)	$ (65)	$ 12

During the second quarter of 2004, the net repayments of debt relate primarily to a $47 million government debt repayment by Magna Steyr in Europe, partially offset by a net increase in bank indebtedness at our public subsidiaries. During the second quarter of 2003, the net repayments of debt represent decreases in bank indebtedness at our public subsidiaries.

During the second quarter of 2004, we issued $20 million in Class A Subordinate Voting Shares on the exercise of stock options compared to issuing $4 million in Class A Subordinate Voting Shares on the exercise of stock options during the second quarter of 2003. The issue of shares by our subsidiaries in 2004 is comprised primarily of the issue of $4 million of Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing program and on the exercise of stock options. The issue of shares by subsidiaries in the second quarter of 2003 is comprised of the issue of $5 million in Decoma Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program and the issue of $7 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing program.

Dividends in the second quarter of 2004 were $37 million. The increase in dividends paid in the second quarter of 2004 compared to the second quarter of 2003 is due to the 12% increase in the quarterly dividend from $0.34 to $0.38 per share which commenced with the dividend payment in respect of the first quarter of 2004, and as a result of the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on the exercise of stock options subsequent to the second quarter of 2003.

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Financing Resources

	As at June 30,	As at December 31,	
	2004	2003	Change
Liabilities			
Bank indebtedness	$ 332	$ 298	
Long-term debt due within one year	34	35	
Long-term debt	229	267	
Debentures' interest obligation	37	41	
Minority interest	652	613	
	1,284	1,254	$ 30
Shareholders' equity	5,187	4,918	
Total capitalization	$ 6,471	$ 6,172	$ 299

Total capitalization increased by 5% or $299 million during the six months ended June 30, 2004 to $6.5 billion. The increase in capitalization is a result of a $30 million increase in liabilities and a $269 million increase in shareholders' equity. The increase in liabilities is a result of an increase in minority interest and in bank indebtedness as noted above. The decrease in long-term debt is the result of periodic payments on long-term debt, combined with a $47 million government debt repayment by Magna Steyr, partially offset by increases in long-term debt as a result of the acquisitions of Davis and the I&T Group during the six months ended June 30, 2004. The increase in shareholders' equity is a result of net income earned in the six months ended June 30, 2004 and an increase in share capital as a result of stock options exercised during the six months ended June 30, 2004 partially offset by dividends paid to Class A and Class B shareholders and a decrease in the currency translation adjustment.

During the second quarter of 2004, Magna's cash resources increased by $83 million to $2.0 billion. In addition to its cash resources, Magna had unused and available operating lines of credit of $245 million and term lines of credit of $559 million. Of such amounts, our wholly owned operations had cash of $1.3 billion and unused and available term credit facilities of $211 million at June 30, 2004, while our publicly traded operations had cash of $627 million and unused and available operating and term credit facilities of $593 million at June 30, 2004.

In addition to the above unused and available financing resources, we sponsor a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount is Cdn$100 million. As at June 30, 2004, Cdn$35 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on our consolidated balance sheet.

Maximum Number of Shares Issuable

As of July 31, 2004, the following of our securities were issued and outstanding:

Class A Subordinate Voting Shares	95,844,097
Class B Shares (i)	1,096,509
Stock options (ii)	2,526,376

(i)   Each Class B Share is convertible at the option of the holder, at any time, into one Class A Subordinate Voting Share.

(ii)   Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the three-month and six-month periods ended June 30, 2004 that are outside the ordinary course of our business. Refer to our MD&A included in our 2003 Annual Report.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $76 million since we have the legal right of set-off of our long-term receivable against such borrowings and we are settling the related amounts simultaneously.

COMMITMENTS AND CONTINGENCIES

[a]   On June 10, 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

- improper use by Intier of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and

- breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronics business division to the plaintiff in September, 2000.

The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn$150 million and punitive damages in the amount of Cdn$10 million. Despite the early stages of the litigation, Intier believes it has valid defences to the plaintiff's claims and therefore intends to defend this case vigorously.

[b]   From time to time, we may be contingently liable for litigation and other claims. Refer to note 28 of our 2003 audited consolidated financial statements, which describes these claims.

ACCOUNTING CHANGES

Stock-Based Compensation

In 2003, the CICA amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). The revised standard requires the use of the fair value method for all stock-based compensation paid to employees. As permitted by CICA 3870, and described more fully in note 23 of our audited consolidated financial statements for the year ended December 31, 2003, we adopted these new recommendations prospectively effective January 1, 2003. As a result, our financial statements for the three months ended June 30, 2003 have been restated to include a $1 million increase in selling, general and administrative expense, a $2 million increase in contributed surplus and a $1 million decrease in retained earnings. Our financial statements for the six months ended June 30, 2003 have been restated to include a $2 million increase in selling, general and administrative expense and $2 million increase in contributed surplus. For awards granted prior to January 1, 2003, we continue to use the intrinsic value method.

Asset Retirement Obligation

In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This standard requires us to estimate and accrue for the present value of our obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized in other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time we expect to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.

We adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 were increases in fixed assets, future tax assets and other long-term liabilities of $13 million, $2 million and $23 million, respectively, and decreases in minority interest, retained earnings and currency translation adjustment of $1 million, $6 million and $1 million, respectively. The impact of this accounting policy change on reported net income for the three months and six months ended June 30, 2004 and 2003 was not material.

Revenue Recognition

In 2003, the CICA issued Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverable" ("EIC-142"), which provides guidance on accounting by a vendor for arrangements involving multiple deliverables. It specifically addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling and engineering services are accounted for as a separate revenue element where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of these recommendations did not have an effect on our revenues or net income for the three months and six months ended June 30, 2004.

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; pressure from our customers to reduce our prices; pressure from our customers to absorb certain fixed costs; increased product warranty and recall costs and increased product liability risks; the impact of financially distressed automotive components sub-suppliers; our dependence on outsourcing by automobile manufacturers; rapid technological and regulatory changes; increased crude oil and energy prices; raw materials prices and availability; our dependence on certain customers and vehicle programs; fluctuations in relative currency values; unionization activity at our facilities; the threat of work stoppages and other labour disputes; the highly competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

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MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
[Unaudited]
[United States dollars in millions, except per share figures]

	Note	Three months ended June 30,		Six months ended June 30,	
		2004	2003 [restated notes 2 & 3]	2004	2003 [restated notes 2 & 3]
Sales		$ 5,113	$ 3,660	$ 10,216	$ 7,156
Cost of goods sold		4,337	2,998	8,690	5,885
Depreciation and amortization		140	120	275	238
Selling, general and administrative	8	298	248	591	484
Interest income, net		(1)	(4)	(2)	(7)
Equity income		(3)	(3)	(9)	(7)
Income from continuing operations before income taxes and minority interest		342	301	671	563
Income taxes		121	103	242	192
Minority interest		28	26	52	45
Net income from continuing operations		193	172	377	326
Net income from discontinued operations — MEC	3, 4	—	—	—	7
Net income		$ 193	$ 172	$ 377	$ 333
Financing charges on Preferred Securities and other paid-in capital		(5)	(6)	$ (10)	$ (10)
Net income available to Class A Subordinate Voting and Class B Shareholders		188	166	367	323
Retained earnings, beginning of period		2,530	2,691	2,390	2,570
Dividends on Class A Subordinate Voting and Class B Shares		(37)	(32)	(70)	(64)
Adjustment for change in accounting policy related to asset retirement obligation	2	—	—	(6)	(4)
Retained earnings, end of period		$ 2,681	$ 2,825	$ 2,681	$ 2,825
Earnings per Class A Subordinate Voting or Class B Share from continuing operations:					
Basic		$ 1.94	$ 1.75	$ 3.79	$ 3.33
Diluted		$ 1.93	$ 1.75	$ 3.77	$ 3.32
Earnings per Class A Subordinate Voting or Class B Share:					
Basic		$ 1.94	$ 1.75	$ 3.79	$ 3.40
Diluted		$ 1.93	$ 1.75	$ 3.77	$ 3.39
Cash dividends paid per Class A Subordinate Voting or Class B Share		$ 0.38	$ 0.34	$ 0.72	$ 0.68
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:					
Basic		96.8	95.7	96.6	95.6
Diluted		97.4	96.0	97.3	95.9

See accompanying notes

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MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]
[United States dollars in millions]

	Note	Three months ended June 30,		Six months ended June 30,	
		2004	2003 [restated notes 2 & 3]	2004	2003 [restated notes 2 & 3]
Cash provided from (used for):					
OPERATING ACTIVITIES					
Net income from continuing operations		$ **193**	$ 172	$ **377**	$ 326
Items not involving current cash flows		**215**	171	**430**	325
		408	343	**807**	651
Changes in non-cash operating assets and liabilities		**(46)**	(270)	**156**	(227)
		362	73	**963**	424
INVESTMENT ACTIVITIES					
Fixed asset additions		**(172)**	(196)	**(320)**	(311)
Purchase of subsidiaries	5	**(53)**	—	**(64)**	—
Increase in other assets		**(10)**	(29)	**(33)**	(64)
Proceeds from disposition of investments and other		**4**	8	**22**	14
		(231)	(217)	**(395)**	(361)
FINANCING ACTIVITIES					
Net repayments of debt		**(27)**	(36)	**(52)**	(8)
Repayments of debentures' interest obligations		**(2)**	(2)	**(3)**	(3)
Preferred Securities distributions		**(6)**	(7)	**(13)**	(13)
Issues of Class A Subordinate Voting Shares		**20**	4	**26**	6
Issues of subordinated debentures by subsidiaries		**—**	—	**—**	66
Issues of shares by subsidiaries		**4**	12	**10**	12
Dividends paid to minority interests		**(5)**	(4)	**(9)**	(7)
Dividends		**(37)**	(32)	**(70)**	(64)
		(53)	(65)	**(111)**	(11)
Effect of exchange rate changes on cash and cash equivalents		**5**	83	**(27)**	114
Net increase (decrease) in cash and cash equivalents during the period		**83**	(126)	**430**	166
Cash and cash equivalents, beginning of period		**1,875**	1,413	**1,528**	1,121
Cash and cash equivalents, end of period		$ **1,958**	$ 1,287	$ **1,958**	$ 1,287

See accompanying notes

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MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[Unaudited]
[United States dollars in millions]

	Note	June 30, 2004	December 31, 2003 [restated notes 2 & 3]
ASSETS			
Current assets			
Cash and cash equivalents		$ 1,958	$ 1,528
Accounts receivable		2,840	2,615
Inventories		1,177	1,116
Prepaid expenses and other		102	112
		6,077	5,371
Investments		130	127
Fixed assets, net		3,366	3,313
Goodwill, net	5	590	505
Future tax assets		157	181
Other assets	5	263	317
		$ 10,583	$ 9,814
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness		$ 332	$ 298
Accounts payable		2,819	2,471
Accrued salaries and wages		373	368
Other accrued liabilities		330	244
Income taxes payable		13	19
Long-term debt due within one year		34	35
		3,901	3,435
Deferred revenue		72	80
Long-term debt		229	267
Debentures' interest obligation		37	41
Other long-term liabilities		247	230
Future tax liabilities		258	230
Minority interest		652	613
		5,396	4,896
Shareholders' equity			
Capital stock	7		
Class A Subordinate Voting Shares			
[issued: 95,844,097; December 31, 2003 — 95,310,518]		1,610	1,587
Class B Shares			
[convertible into Class A Subordinate Voting Shares]			
[issued: 1,096,509]		—	—
Preferred Securities		277	277
Other paid-in capital		71	68
Contributed surplus	8	14	3
Retained earnings		2,681	2,384
Currency translation adjustment		534	599
		5,187	4,918
		$ 10,583	$ 9,814

Commitments and contingencies [note 9]
See accompanying notes

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MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following Canadian generally accepted accounting principles, as well as following the accounting policies as set out in the 2003 annual consolidated financial statements.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2004 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2004 and 2003.

2. ACCOUNTING CHANGE

[a] Stock-Based Compensation

In November 2003, the Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ["CICA 3870"]. The revised standard requires the use of the fair value method for all stock-based compensation paid to employees. As permitted by CICA 3870, the Company adopted these new recommendations prospectively effective January 1, 2003. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method *[see note 8]*.

The impact of this accounting policy change on reported net income and earnings per share for the three-month and six-month periods ended June 30, 2004 and 2003 was as follows:

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Increase in selling, general and administrative expenses	$ —	$ 1	$ 13	$ 2
Reduction of net income	$ —	$ 1	$ 13	$ 2
Reduction of earnings per Class A Subordinate Voting or Class B Share				
Basic	$ —	$ 0.01	$ 0.13	$ 0.02
Diluted	$ —	$ 0.01	$ 0.13	$ 0.02

[b] Asset Retirement Obligation

In December 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 were as follows:

Increase in fixed assets	$	13
Increase in future tax assets		2
Increase in other long-term liabilities	$	23
Decrease in minority interest		(1)
Decrease in retained earnings	$	(6)
Decrease in currency translation adjustment		(1)

The impact of this accounting policy change on reported net income for the three-month and six-month periods ended June 30, 2004 and 2003 was not material.

[c] Revenue Recognition

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ["EIC-142"] prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling and engineering services can be accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or net income for the three-month and six-month periods ended June 30, 2004.

3.   **DISTRIBUTION OF MID SHARES**

On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc. ["MID"], a wholly owned subsidiary of the Company [the "MID distribution"]. MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ["MEC"]. On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to shareholders of record as of August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

In accordance with CICA 3475 "Disposal of Long-lived Assets and Discontinued Operations", the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 *[note 4]*. However, because Magna and its operating subsidiaries continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.

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4. DISCONTINUED OPERATIONS — MEC

The Company's revenues and expenses, and cash flows related to MEC are as follows:

Statements of income:

	Three months ended June 30, 2003		Six months ended June 30, 2003	
Sales	$	188	$	458
Costs and expenses		188		436
Income before income taxes and minority interest		—		22
Income taxes		—		10
Minority interest		—		5
Net income	$	—	$	7

Statements of cash flows:

	Three months ended June 30, 2003		Six months ended June 30, 2003	
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income	$	—	$	7
Items not involving current cash flows		7		22
		7		29
Changes in non-cash operating assets and liabilities		(19)		(7)
		(12)		22
INVESTMENT ACTIVITIES				
Fixed asset additions		(15)		(28)
Decrease in other assets		(13)		(12)
Proceeds from disposition		1		1
		(27)		(39)
FINANCING ACTIVITIES				
Net repayment of debt		(8)		(43)
Issues of subordinated debentures by subsidiary		145		145
		137		102
Effect of exchange rate changes on cash and cash equivalents		4		6
Net increase in cash and cash equivalents during the period		102		91
Cash and cash equivalents, beginning of period		95		106
Cash and cash equivalents, end of period	$	197	$	197

5. ACQUISITIONS

[a] On January 2, 2004, Tesma International Inc. ["Tesma"], a subsidiary of the Company, completed the acquisition of Davis Industries Inc. ["Davis"]. Davis produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. For the fiscal year ended September 30, 2003, Davis reported sales of approximately $130 million.

The total consideration for the acquisition of Davis amounted to $75 million, consisting of $45 million paid in cash, which was held in escrow and included in other assets at December 31, 2003 and subsequently released, and $30 million of assumed debt. Goodwill recorded on the acquisition amounted to $42 million.

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[b] During 2004, the Company also completed a number of small acquisitions which include a number of manufacturing facilities and engineering centres. The total consideration for the above noted acquisitions amounted to approximately $97 million, consisting of $64 million paid in cash and $33 million of assumed debt.

The purchase price allocations for these acquisitions are preliminary and adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair value made at the date of purchase.

[c] On May 17, 2004, the Company signed an agreement with DaimlerChrysler Corporation ("DCC") by which Magna would acquire the worldwide operations of New Venture Gear, Inc. ("NVG"). The U.S. operations will be acquired by a new joint venture, named New Process Gear, Inc. ("NPG"), which will initially be owned 80% by Magna and 20% by DCC, and the European operation will be acquired directly by Magna. Magna will consolidate 100% of NPG from the date of closing and account for DCC's remaining interest as debt, since such interest will be purchased by Magna in September 2007 at a fixed and predetermined price.

The total purchase price payable by Magna for 100% of NVG's business is approximately $435 million based on NVG's financial position at December 31, 2003 and is subject to various price adjustments to reflect changes since that date and certain other matters. The purchase price will be satisfied in cash and notes.

NVG is a leading supplier of transfer cases and other drivetrain products in North America, with 2003 sales of approximately $1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. The business consists of a 1.8 million square foot leased manufacturing facility in Syracuse, New York; a 95,000 square foot manufacturing facility in Roitzsch, Germany; and a leased research & development center and sales office in Troy, Michigan. Closing of the transaction is subject to various conditions, including obtaining European antitrust and other regulatory and third-party approvals, as well as reaching a satisfactory collective bargaining agreement with the UAW.

6. **EMPLOYEE FUTURE BENEFIT PLANS**

The Company recorded employee future benefit expenses as follows:

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Defined benefit pension plans and other	$ 5	$ 4	$ 10	$ 8
Termination and long service arrangements	4	3	7	7
Retirement medical benefits plan	2	2	4	3
	$ 11	$ 9	$ 21	$ 18

7. **CAPITAL STOCK**

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at July 30, 2004 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at July 30, 2004	96,940,606
Stock options	2,526,376
	99,466,982

The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

The dollar amount of Class A Subordinate Voting Shares has been reduced by $9 million, related to Class A Subordinate Voting Shares that have not been released to certain executives of the Company under a restricted stock arrangement. These shares have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

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8. STOCK-BASED COMPENSATION

[a] The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

| | 2004 | | | 2003 | | |
| | Options outstanding | | | Options outstanding | | |
	Options #	Exercise price[i] Cdn$	Options exercisable #	Options #	Exercise price[i] Cdn$	Options exercisable #
Beginning of year	3,046,450	82.31	1,991,950	3,377,875	89.19	1,958,375
Granted	15,000	105.19	—	320,000	93.19	—
Exercised	(117,600)	62.63	(117,600)	(36,850)	66.55	(36,850)
Vested	—	—	43,625	—	—	65,000
Cancelled	(3,000)	97.47	—	—	—	—
March 31	2,940,850	83.20	1,917,975	3,661,025	89.77	1,986,525
Granted	—	—	—	40,000	93.17	—
Exercised	(414,474)	71.43	(414,474)	(64,150)	68.46	(64,150)
Vested	—	—	—	—	—	8,000
Cancelled	—	—	—	(115,000)	104.08	(42,000)
June 30	2,526,376	85.13	1,503,501	3,521,875	89.73[ii]	1,888,375

(i)   The exercise price noted above, represents the weighted average exercise price in Canadian dollars.

(ii)   As a result of the dilutive impact of the MID distribution [note 3], all issued but unexercised options for Magna Class A Subordinate Voting Shares at September 2, 2003 were adjusted down by Cdn$11.98 in accordance with the adjustment mechanism prescribed by the Toronto Stock Exchange.

[b] Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant or modification using the Black-Scholes option pricing model.

The weighted average assumptions used in measuring the fair value of stock options, the weighted average fair value of options granted or modified and the compensation expense recorded in selling, general and administrative expense are as follows:

| | Three months ended June 30, | | Six months ended June 30, | |
	2004	2003	2004	2003
Risk free interest rate	—	4.25%	3.29%	4.25%
Expected dividend yield	—	2.12%	1.63%	2.12%
Expected volatility	—	28%	32%	28%
Expected time until exercise	—	4 years	4 years	4 years
Weighted average fair value of options granted or modified in period (Cdn$)	$ —	$ 16.93	$ 29.64	$ 21.17
Compensation expense recorded in selling, general and administrative expenses	$ —	$ 1	$ 13	$ 2

During the three-month period ended March 31, 2004, option agreements with certain former employees of the Company were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003.

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If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three-month and six-month periods ended June 30, 2004 and 2003 would have been as follows:

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Net income as reported	$ 193	$ 172	$ 377	$ 333
Pro forma adjustment for the fair value of stock options granted prior to January 1, 2003	(1)	(1)	2	(2)
Pro forma net income	$ 192	$ 171	$ 379	$ 331
Pro forma earnings per Class A Subordinate Voting or Class B Share				
Basic	$ 1.93	$ 1.75	$ 3.82	$ 3.38
Diluted	$ 1.92	$ 1.74	$ 3.79	$ 3.37

[c] Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital. The following is a continuity schedule of contributed surplus:

	2004	2003
Balance, beginning of year	$ 3	$ —
Stock option compensation expense	12	1
Exercise of options	(1)	—
March 31	14	1
Stock option compensation expense	—	1
June 30	$ 14	$ 2

9. COMMITMENTS AND CONTINGENCIES

On June 10, 2004, Intier Automotive Inc. ["Intier"], a subsidiary of the Company, was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

•   improper use by Intier of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and

•   breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronics business division to the plaintiff in September, 2000.

The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn$150 million and punitive damages in the amount of Cdn$10 million. Despite the early stages of the litigation, Intier believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.

10. SEGMENTED INFORMATION

	Three months ended June 30, 2004			Three months ended June 30, 2003		
	Total sales	EBIT[(i)]	Fixed assets, net	Total sales	EBIT[(i)]	Fixed assets, net
Public Operations						
Decoma International Inc.	$ 689	$ 44	$ 689	$ 612	$ 59	$ 605
Intier Automotive Inc.	1,410	67	543	1,132	42	507
Tesma International Inc.	341	35	348	279	31	291
Wholly Owned Operations						
Magna Steyr	1,484	65	518	517	8	483
Other Automotive Operations	1,244	119	1,192	1,160	123	1,040
Corporate and other	(55)	11	76	(40)	34	1,119
Total reportable segments	$ 5,113	$ 341	$ 3,366	$ 3,660	$ 297	$ 4,045

	Six months ended June 30, 2004			Six months ended June 30, 2003		
	Total sales	EBIT[(i)]	Fixed assets, net	Total sales	EBIT[(i)]	Fixed assets, net
Public Operations						
Decoma International Inc.	$ 1,409	$ 93	$ 689	$ 1,189	$ 109	$ 605
Intier Automotive Inc.	2,803	119	543	2,164	73	507
Tesma International Inc.	703	74	348	548	56	291
Wholly Owned Operations						
Magna Steyr	2,869	104	518	1,044	13	483
Other Automotive Operations	2,533	244	1,192	2,286	238	1,040
Corporate and other	(101)	35	76	(75)	67	1,119
Total reportable segments	$ 10,216	$ 669	$ 3,366	$ 7,156	$ 556	$ 4,045

(i)   EBIT represents operating income before interest income or expense.

11. SUBSEQUENT EVENTS

On August 5, 2004, the Company's Board of Directors approved the call for redemption of all of the Company's outstanding 8.65% Series A Preferred Securities and 8.875% Series B Cumulative Quarterly Income Preferred Securities (collectively, the "Preferred Securities") for cash on September 30, 2004 and September 21, 2004, respectively. The Preferred Securities are redeemable at a price equal to 100% of the principal amount of the Preferred Securities to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Preferred Securities currently outstanding is approximately U.S. $295 million.

12. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

MAGNA INTERNATIONAL INC.   2004   29

EXHIBITS

Exhibit 99.1 The Second Quarter Report of the Registrant, including its unaudited interim consolidated financial statements and Management's Discussion and Analysis of Results of Operations and Financial Position for three months ended June 30, 2004.

Exhibit 99.2 Certificate of the chief executive officer of the Registrant dated August 12, 2004 on Form 52-109FT2 pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-102 Certificate of Disclosure in Issuers' Annual and Interim Filings.

Exhibit 99.3 Certificate of the chief financial officer of the Registrant dated August 12, 2004 on Form 52-109FT2 pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-102 Certificate of Disclosure in Issuers' Annual and Interim Filings.

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SHAREHOLDER INFORMATION

OFFICE LOCATIONS FOR MAGNA AND ITS MAJOR SUBSIDIARIES AND GROUPS

Corporate Offices

Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

Magna International of America, Inc.
600 Wilshire Drive
Troy, Michigan, USA 48084
Telephone: (248) 729-2400

Magna International Europe
Magna-Strasse 1
A-2522 Oberwaltersdorf, Austria
Telephone: 011-43-2253-600-0

Magna International Japan
Crest Yasuda Building, 3rd Floor
2, 3 chome, Kanda-Nishiki-cho
Tokyo Chiyoda 101-0054, Japan
Telephone: 011-81-3518-8001

Magna International South Korea
Mosan Building, 4th Floor
14-4 Yangjae-Dong
Seocho-Gu, Seoul 137-130 South Korea
Telephone: 011-82-2-409-8106

Magna International China
Office #1-504A
3000 Longdong Avenue
Shanghai, Pudong, PRC 201203
Telephone: 011-86-1390-171-2880

Group Offices

Cosma International
2550 Steeles Avenue East
Brampton, Ontario, Canada
L6T 5R3
Telephone: (905) 799-7600
www.cosma.com

Intier Automotive Inc.
521 Newpark Boulevard
Newmarket, Ontario, Canada L3Y4X7
Telephone: (905) 898-5200
www.intier.com

Magna Steyr
Liebenauer Hauptstrasse 317
A-8041 Graz, Austria
Telephone: 011-43-316-404-0
www.magnasteyr.com

Europe
Kurfürst- Eppstein-Ring 11
D-63877 Sailauf, Germany
Telephone: 011-49-6093-9937-0

Europe
Kurfürst-Eppstein-Ring 11
D-63877 Sailauf, Germany
Telephone: 011-49-6093-9937-0

North America
2960 Bond Street
Rochester Hills, Michigan, USA 48309
Telephone: (248) 293-0200

United States
1807 East Maple Road
Troy, Michigan, USA 48083
Telephone: (248) 524-5300

United States
39600 Lewis Drive,
Novi, Michigan, USA48377
Telephone: (248) 567-4000

Tesma International Inc.
1000 Tesma Way
Concord, Ontario, Canada L4K 5R8
Telephone: (905) 417-2100
www.tesma.com

Decoma International Inc.
50 Casmir Court
Concord, Ontario, Canada L4K 4J5
Telephone: (905) 669-2888
www.decoma.com

Magna Donnelly
600 Wilshire Drive
Troy, Michigan, USA 48084
Telephone: (248) 729-2700
www.magnadon.com

Europe
Tesma Allee 1
A-8261 Sinabelkirchen, Austria
Telephone: 011-43-3118-2055

Europe
Im Ghai 36
D-73776 Altbach, Germany
Telephone: 011-49-7153-65-0

Europe
Industriestrasse 3,
D-97959 Assamstadt, Germany
Telephone: 011-49-6294-909-0

United States
23300 Haggerty Road, Suite 200
Farmington Hills, Michigan, USA 48335
Telephone: (248) 888-5550

United States
600 Wilshire Drive
Troy, Michigan, USA 48084-1625
Telephone: (248) 729-2500

Magna Drivetrain
Industriestrasse 35
A-8502 Lannach, Austria
Telephone: 011-43-316-404-4988
www.magnadrivetrain.com

North America
2960 Bond Street
Rochester Hills, Michigan, USA 48309
Telephone: (248) 293-0200

Exchange Listings

Class A Subordinate Voting Shares

– Toronto Stock Exchange	**(MG.A)**	**8.65% Series A Preferred Securities** – Toronto Stock Exchange **(MG.PR.A)**
– The New York Stock Exchange	**(MGA)**	**8.875% Series B Preferred Securities** – The New York Stock Exchange **(MGAPRB)**

Class B Shares

– Toronto Stock Exchange   **(MG.B)**

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Transfer Agents and Registrars

Canada – Class A Subordinate Voting and Class B Shares	United States – Class A Subordinate Voting Shares
Computershare Trust Company of Canada	Computershare Trust Company, Inc.
100 University Avenue	350 Indiana Street
Toronto, Ontario, Canada M5J 2Y1	Golden, Colorado, USA 80401
Telephone: 1-800-564-6253	Telephone: (303) 262-0600
www.computershare.com	

2003 Annual Report

Copies of the 2003 Annual Report may be obtained from:

The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 or www.magna.com
Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities
Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com
and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval System
(EDGAR) which can be accessed at www.sec.gov



A Fair Enterprise Corporation

Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

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EXHIBITS

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EXHIBITS

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<DOCUMENT>
<TYPE> EX-99.1
<DESCRIPTION> Ex-99.1
<FILENAME> a2141956zq22004.pdf
<TEXT>
<PDF>

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<DOCUMENT>
<TYPE> EX-99.1
<DESCRIPTION> Ex-99.1
<FILENAME> a2141956zq22004.pdf
<TEXT>
<PDF>

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</PDF>
</TEXT>
</DOCUMENT>

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</PDF>
</TEXT>
</DOCUMENT>

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<DOCUMENT>
<TYPE> EX-99.2
<DESCRIPTION> Exhibit 99.2
<FILENAME> a2141956zex-99_2.htm
<TEXT>

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<DOCUMENT>
<TYPE> EX-99.2
<DESCRIPTION> Exhibit 99.2
<FILENAME> a2141956zex-99_2.htm
<TEXT>

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Exhibit 99.2

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Frank Stronach, the Chairman, Interim Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Magna International Inc. (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

/s/ FRANK STRONACH

Frank Stronach
Chairman, Interim Chief Executive Officer

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Exhibit 99.2
Form 52-109FT2 — Certification of Interim Filings during Transition Period

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Exhibit 99.2
Form 52-109FT2 — Certification of Interim Filings during Transition Period

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<DOCUMENT>
<TYPE> EX-99.3
<DESCRIPTION> Exhibit 99.3
<FILENAME> a2141956zex-99_3.htm
<TEXT>

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<TYPE> EX-99.3
<DESCRIPTION> Exhibit 99.3
<FILENAME> a2141956zex-99_3.htm
<TEXT>

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Exhibit 99.3

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Vincent J. Galifi, the Executive Vice-President and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Magna International Inc. (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

/s/ VINCENT J. GALIFI
_____

Vincent J. Galifi
Executive Vice-President and
Chief Financial Officer

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Exhibit 99.3
Form 52-109FT2 — Certification of Interim Filings during Transition Period

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Exhibit 99.3
Form 52-109FT2 — Certification of Interim Filings during Transition Period

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</DOCUMENT>

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<TYPE> GRAPHIC
<DESCRIPTION> g760100.jpg
<FILENAME> g760100.jpg
<TEXT>

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<DOCUMENT>
<TYPE> GRAPHIC
<DESCRIPTION> g760100.jpg
<FILENAME> g760100.jpg
<TEXT>

GRAPHIC File
</TEXT>
</DOCUMENT>

GRAPHIC File
</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE> GRAPHIC
<DESCRIPTION> g962976.jpg
<FILENAME> g962976.jpg
<TEXT>

<DOCUMENT>
<TYPE> GRAPHIC
<DESCRIPTION> g962976.jpg
<FILENAME> g962976.jpg
<TEXT>

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</TEXT>
</DOCUMENT>

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</SUBMISSION>

</SUBMISSION>